                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                    FORM T-3


           FOR APPLICATIONS FOR QUALIFICATIONS OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939


                        PARACELSUS HEALTHCARE CORPORATION

                                   ----------

                         515 WEST GREENS ROAD, SUITE 500
                              HOUSTON, TEXAS 77067

                                   ----------

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED


              TITLE OF CLASS                                     AMOUNT
          -----------------------                             ------------
       11 1/2% Senior Notes due 2005            $130,000,000

Approximate date of issuance:                   On or promptly after the Effective Date (as defined
                                                in Paracelsus Healthcare Corporation's Debtor's
                                                Plan of Reorganization Under Chapter 11 of the
                                                Bankruptcy Code)

Name and address of agent for service:          Robert Smith
                                                Chief Executive Officer
                                                Paracelsus Healthcare Corporation
                                                515 West Greens Road, Suite 500
                                                Houston, Texas  77067

                                                With a copy to:

                                                Diana M. Hudson, Esq.
                                                Mayor, Day, Caldwell & Keeton, L.L.P.
                                                700 Louisiana Street, Suite 1900
                                                Houston, Texas  77002

                  The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effective date until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to said Section 307(c) of the Act, may determine upon the written request of the applicant.

1. GENERAL INFORMATION. Furnish the following as to the applicant:

         A.       Form of organization.
                  A corporation.

         B. State or other sovereign power under the laws of which organized.

                  (i) The applicant is currently incorporated in California.

                  (ii) Pursuant to the Plan of Reorganization (as defined below), the applicant will reincorporate in Delaware as of the Effective Date and change its name to Clarent Hospital Corporation.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         Paracelsus Healthcare Corporation (the "Company"), proposes to issue its 11 1/2% Senior Notes Due 2005 (the "New Notes") pursuant to its Debtor's Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (as filed and as it has been and may be supplemented, modified or amended from time to time, the "Plan of Reorganization" or the "Plan"). Pursuant to the Plan of Reorganization, and as each of the following capitalized terms is defined in the Plan, each holder of an Allowed Senior Subordinated Note Holder Claim and each holder of an Allowed General Unsecured Claim as of the Record Date shall receive on account of its Allowed Claim its Pro-Rata Share of (i) the New Notes, after deduction of the amount of New Notes held in Reserve for Disputed General Unsecured Claims, if any, from the aggregate principal amount of the New Notes, provided, however, that because New Notes will be issued on the Initial Distribution Date under the New Indenture in integral multiples of $1,000, the Reorganized Debtor shall be deemed to have purchased for Cash from each such holder, substantially simultaneously with the issuance of the New Notes on the Initial Distribution Date, any fractional portions of New Notes that would otherwise be issued to such holders on account of their Pro Rata Shares, so that each holder shall receive New Notes on the Initial Distribution Date issued under the New Indenture in an aggregate principal amount equal to the nearest integral multiple of $1,000 that is less than or equal to its Pro Rata Share of the New Notes, together with a payment in Cash on the Initial Distribution Date equal to the amount (if any) by which its actual Pro Rata Share of New Notes exceeds such nearest integral multiple; (ii) the Class 4 Cash Payment;(1) and (iii) 100% of the New Common Stock, less the number of shares of New Common Stock held in Reserve for Disputed General Unsecured Claims, if any. Pursuant to the Plan, Senior Subordinated Note Holder Claims will be Allowed in an aggregate amount of $358,475,000. The Plan provides for the establishment of a Reserve for General Unsecured Claims that are Disputed Claims as of the Effective Date and requires, among other requirements, that the Company place in such Reserve an amount of New Notes, New Common Stock, and/or the Class 4 Cash Payments equal to the aggregate amount of New Notes, New Common Stock, and/or the Class 4 Cash Payments that such Disputed General Unsecured Claims would be entitled to receive under the Plan, if such disputed General Unsecured Claims were to be Allowed in their Disputed Claims Amounts.

         The Company has filed with the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") a Disclosure Statement Under
Section 1125 of the Bankruptcy Code With Respect to the Plan of Reorganization Proposed By Paracelsus Healthcare Corporation (as filed and as supplemented, modified, or amended from time to time, the "Disclosure Statement") that was distributed to, among others, holders of Class 4 Claims (as defined in the Plan) for the purpose of soliciting their votes for the acceptance or rejection of the Plan. At a hearing held on October 27, 2000, and continuing on October 31, 2000, the Bankruptcy Court approved the Disclosure Statement as containing adequate information in accordance with Section 1125 of the Bankruptcy Code. The Bankruptcy Court's Order

--------
(1) The Class 4 Cash Payment is defined in the Plan as "Cash in an amount equal to the aggregate per diem interest earned on a principal amount of $130,000,000.00 at a rate of 11 1/2% per annum for the number of whole days during the period commencing on August 15, 2000 and ending on the Effective Date, including the first day in such period and excluding the last."

(i) Approving Disclosure Statement; (ii) Setting Date for Confirmation Hearing and Fixing Deadlines For Voting On And Objection to the Plan; and (iii) Establishing and Approving Procedures Relating to the Soliciting of Acceptances and Rejections of the Plan was entered on November 2, 2000. Pursuant to that Order, a hearing to consider confirmation of the Plan of Reorganization was scheduled for December 8, 2000 and was continued from time to time thereafter. Following continued hearings on confirmation of the Plan of Reorganization, as modified, held on May 22, 2001 and May 25, 2001, an Order confirming the Plan, as amended and modified, was entered by the Bankruptcy Court on June 28, 2001. The New Notes are to be issued under an indenture (the "Indenture") to be entered into by the Company, as Issuer, and The Bank of New York, as Trustee. The Indenture will be consistent with the form of New Indenture (as defined in the Plan) filed with the Bankruptcy Court.



         The Company believes that the issuance of the New Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 3(a)(7) of the Securities Act and Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 3(a)(7) of the Securities Act exempts from the registration requirements of the Securities Act securities issued by a debtor in possession in a case under Chapter 11 of the Bankruptcy Code with the approval of the Bankruptcy Court.
Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the New Notes contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.


                              AS OF JUNE 15, 2001:



         (a) Section 5 of this Application sets forth the names and addresses of those shareholders known by the Company to own 10% or more of the Company's voting securities as of June 15, 2001.


         (b) Section 4 of this Application sets forth the names and addresses of the directors and executive officers of the Company who, by virtue of holding such positions, may be considered to "control" the Company, and are therefore deemed to be "affiliates" of the Company.

         (c) The Company owns directly or indirectly voting securities of the entities set forth below. In cases where the Company's ownership is indirect, the name of the entity is indented and listed under its direct parent corporations and the share of ownership indicated thereof refers to the share ownership of the direct parent corporation.



                                                                                      Percentage Of Voting
                                                                                      Securities Held By The Company
Affiliates                                                                            ------------------------------
-----------------
Advanced Healthcare Diagnostic Services                                                            100%
Bellwood Medical Corporation                                                                       100%
Chico Community Hospital, Inc.                                                                     100%
Hollywood Community Hospital Medical Center, Inc.                                                  100%
Hospital Assurance Company , Ltd.                                                                  100%
Lancaster Hospital Corporation                                                                     100%
Lincoln Community Medical Corporation                                                              100%
Monrovia Hospital Corporation                                                                      100%
Paracelsus Bellwood Health Center, Incorporated                                                    100%
Paracelsus Clay County Hospital, Inc.                                                              100%
Paracelsus Convalescent Hospitals, Inc.                                                            100%

                                                                                      Percentage Of Voting
                                                                                      Securities Held By The Company
Affiliates                                                                            ------------------------------
-----------------
Paracelsus Fentress County General Hospital, Inc.                                                  100%
      Future Care Registry, Inc.                                                                   100%
      Personal Home Health Care, Inc.                                                              100%
Paracelsus Los Angeles Community Hospital, Inc.                                                    100%
Paracelsus Macon County Medical Center, Inc.                                                       100%
Paracelsus Medical Building Corporation                                                            100%
Paracelsus Mesquite Hospital, Inc.                                                                 100%
Paracelsus OHC, Inc.                                                                               100%
Paracelsus Real Estate Corporation                                                                 100%
Paracelsus Santa Rosa Medical Center, Inc.                                                         100%
Paracelsus Venture Corporation                                                                     100%
      Professional Practice Management I, Inc.                                                      40%
PHC Funding Corp. II                                                                               100%
PHC Practice Management Corporation                                                                100%
PHC/CHC Holdings, Inc.                                                                             100%
      Baytown Medical Center, Inc.                                                                 100%
           Coastal Healthcare, Inc.                                                                 50%
      CareServices of America, Inc.                                                                100%
           Brookside Health Group, Inc.                                                            100%
                CareServices of Newport News, Inc.                                                 100%
                CareServices of Williamsburg, Inc.                                                 100%
           Select Health Systems, Inc.                                                             100%
                Select Home Care, Inc.                                                             100%
                Select Home Health & Services, Inc.                                                100%
      Paracelsus Healthcare Corporation of North Dakota, Inc.                                      100%
           Heartland Network, Inc.                                                                 100%
           Institute of Diagnostic Imaging, Inc.                                                    40%
           Institute of Specialty Surgery, LLC                                                      30%
           Red River Valley Sports Medicine Institute, Ltd.                                         50%


                                                                                      Percentage Of Voting
                                                                                      Securities Held By The Company
Affiliates                                                                            ------------------------------
-----------------
           Thom Linen Services, Inc.                                                                66%(2)
           Dakota Health Enterprises, Inc.                                                         100%
                University Properties, Inc.                                                        100%
                Dakota Health Management, Inc.                                                     100%
                     Dakota Day Surgery                                                             50%
                     Dakota Outpatient Center, Inc.                                                 50%
                Dakota Health Ventures, Inc.                                                       100%
                     Country Health L.L.C.                                                          49%
                     FM Ambulance Service, Inc.                                                     50%(3)
      Paracelsus Healthcare Holdings, Inc.                                                         100%
           Paracelsus of Virginia, Inc.                                                            100%
                MC Plus, Inc.                                                                      100%
                Metropolitan Hospital, L.P.                                                         88.3%
                      Metropolitan Medical Office Associates, L.L.C.                                 9.09%
                      Metropolitan Medical Office Building Partnership                              27.2727%
                      Quality Home Health Care, Inc.                                               100%
                Richmond Management Services Organization, L.L.C.                                   25%
                Richmond Medical Ventures, Inc.                                                    100%
           PHC-JVH, Inc.                                                                           100%
           Psychiatric Healthcare Corporation of Louisiana                                         100%
           Psychiatric Healthcare Corporation of Missouri                                          100%
           Psychiatric Healthcare Corporation of Texas                                             100%
      PHC Finance, Inc.                                                                            100%
      PHC-A of Midland, Inc.                                                                       100%
      PHC-B of Midland, Inc.                                                                       100%
           Westwood GP, Inc.                                                                       100%

--------

(2) Of such 66%, 33% is owned by Paracelsus Healthcare Corporation of North Dakota, Inc. and 33% is owned by Dakota Health Ventures, Inc.

(3) Of such 50%, 20% is owned by Paracelsus Healthcare Corporation of North Dakota, Inc. and 30% is owned by Dakota Health Ventures, Inc.


                                                                                      Percentage Of Voting
                                                                                      Securities Held By The Company
Affiliates                                                                            ------------------------------
-----------------
      PHC-SLC, Inc.                                                                                100%
           PHC-COU, Inc.                                                                           100%
PHC-DH, Inc.                                                                                       100%
Davis Surgical Center, LLC                                                                          30%
PHC-PVH, Inc.                                                                                      100%
      PVHP, Inc.                                                                                   100%
PHC-RMC, Inc.                                                                                      100%
Professional Practice Management II, Inc.                                                          100%


                              AS OF EFFECTIVE DATE:

         Information regarding the directors and executive officers of the Company as of the Effective Date is set forth in Section 4, and information regarding those shareholders expected to hold 10% or more of the Company's voting securities as of the Effective Date is set forth in Section 5. Except as described in such Sections, it is not anticipated that the Company's affiliations will change as of the Effective Date.

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

         Except as otherwise noted below, the address for each director and executive officer listed below is 515 West Greens Road, Suite 500, Houston, Texas 77067.



                               AS OF JUNE 15, 2001




Name                                        Office
---------                                   -----------
Robert L. Smith                             Chief Executive Officer and Director

Lawrence A. Humphrey                        Chief Financial Officer and
                                            Executive Vice President - Finance

Deborah H. Frankovich                       Senior Vice President and Treasurer

Robert M. Starling                          Senior Vice President and Controller

Melissa R. Haddox                           Vice President - Government Programs

Greg A. Timms                               Vice President of Corporate Finance
                                               and SEC Reporting

Frank A. Uribie                             Vice President and General Counsel

Steven R. Stone                             Vice President - Administration

Carmelo P. Abaoag                           Vice President - Management Information Services

Joan S. Fortune                             Director
         10631 Ballantrae Drive
         St. Louis, MO  63131

Nolan Lehmann                               Director
         Equus
         2929 Allen Parkway, Suite 2500
         Houston, TX  77019

Peter Schnitzler                            Director
         Paracelsus Klinikin-Park
              Hospital GmbH
         Sedanstrasse 109
         D-49076 Osnabruck
         Germany

Robert W. Miller                            Director
         4181 Whitewater Creek Road, N.W.
         Atlanta, GA  30327-3943

Heiner Meyer zu Losebeck                    Director
         Paracelsus Klinikin-Deutschland
              GmbH
         Sedanstrasse 109
         D-49076 Osnabruck
         Germany

Lawrence P. English                         Director
         QuadraMed
         22 Pelican Way
         San Rafael, CA  94901


                              AS OF EFFECTIVE DATE

         Pursuant to the Plan of Reorganization, on the Effective Date, the Company will change its domicile to Delaware through a reincorporation merger. At the Effective Date, the Board of Directors of the Company will consist of five new members. The Company believes that the members of the new Board of Directors will not seek to replace any of the executive officers of the Company as of or immediately following the Effective Date. As a result, executive officers of the Company as of the Effective Date are expected to be the same as set forth in the table above. The names and addresses of the five new directors are set forth below.



Lawrence P. English        QuadraMed
                           22 Pelican Way
                           San Rafael, CA  94901

Robert L. Smith            Clarent Hospital Corporation
                           515 West Greens Road
                           Suite 500
                           Houston, Texas  77002

Joseph Chiarelli           510 Farview Avenue
                           Wyckoff, New Jersey  07481

Wilbur Ross                WL Ross & Co. LLC
                           Manhattan Tower
                           101 East 52nd Street
                           New York, New York  10022

Michael Rankowitz          911 Park Avenue
                           Apartment 6B
                           New York, New York  10021



5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.


                               AS OF JUNE 15, 2001



         The Company only has common stock issued and outstanding. The following table sets forth certain information, as of June 15, 2001, as to each person known by the Company to own ten percent or more of the Company's outstanding voting securities.



                                                                                                 Percentage of
         Name and Complete                        Title of                                         Voting
          Mailing Address                       Class Owned              Amount Owned         Securities Owned
    ---------------------------            ----------------------    -------------------    ---------------------
Park-Hospital GmbH*                         Common Stock,                   21,829,797**             35.75%**
     Sedanstr. 109                          no par value
     D-49076 Osnabruck
     Federal Republic of Germany

----------

*Based on Amendment 2 to Park's Schedule 13D, dated December 8, 1999, certain other persons may be deemed to be beneficial owners of the shares held by Park (the "Park Shares"). Park, a wholly-owned subsidiary of Paracelsus-Kliniken-Seutschland GmbH ("PKD"), is deemed to be the direct beneficial owner of the Park Shares. PKD may be deemed an indirect beneficial owner of the Park Shares. Dr. Heiner Meyer zu Losebeck and Mr. Peter Frommhold, as co-executors of the estate of Professor Krukemeyer, and the managing partners of Park and PKD, share indirect voting and investment power over the Park Shares and also may be deemed to beneficially own such shares. In addition to the information set forth in Park's Schedule 13D, Dr. Manfred G. Krukemeyer has advised counsel to the Company in the past few months that he is an indirect beneficial owner of the Park Shares and that the co-executors are no longer beneficial owners. Dr. Krukemeyer is the record owner of 1,000,000 shares of common stock of the Company in addition to any beneficial ownership he may have in the Park Shares.

**Includes 1,923,055 shares issuable upon conversion of the Park Note (as defined below). The terms of a settlement agreement executed in connection with the global settlement of shareholder litigation that became effective in September 1999 provide that the Company's $7.2 million 6.51% subordinated note ("Park Note") converts to common stock of the Company in the event of a Chapter 11 bankruptcy filing by the Company.

                        AS OF EFFECTIVE DATE:

         As of the Effective Date, the holders of allowed Class 4 claims will own all of the outstanding New Common Stock of the reorganized Company, less the number of shares of New Common Stock held in Reserve for Disputed General Unsecured Claims, if any. As of such date, the New Common Stock will be the only outstanding voting securities of the reorganized Company. The following table sets forth certain information, as of the Effective Date, as to each person expected by the Company to own 10% or more of the New Common Stock.

         A number of parties may actively trade in Claims during the Chapter 11 Case. It is possible that certain of these parties may beneficially acquire more than 10% of the New Common Stock following distributions under the Plan.


                                                                                                  Percentage of
           Name and Complete                     Title of                                             Voting
            Mailing Address                     Class Owned             Amount Owned*            Securities Owned
      ---------------------------          ---------------------    ---------------------     ---------------------
Capital Research and Management +         Common Stock, par
       641 Fifth Avenue                   value $.01 per share             1,966,975 ++                 32.21%
       36th Floor
       New York, NY  10111
    American High Income Trust            Common Stock, par
                                          value $.01 per share               623,821                    10.22

IDS/American Express +                    Common Stock, par
       IDS Tower #10 T-30216              value $.01 per share             1,604,348 ++                 26.27
       Minneapolis, MN  55440

Putnam Investment                         Common Stock,
Management, Inc.+                         par value $.01 per
       One Post Office Square             share                              714,926 ++                 11.71
       10th Floor
       Boston, MA  02109

W.L. Ross & Co. +                         Common Stock, par
       1251 Avenue of                     value $.01 per share               727,742 ++                 11.92
             the Americas
       New York, NY  10020

    WLR Recovery Fund L.P.                Common Stock,
                                          par value $.01                     727,742                    11.92
                                          per share

----------

*Assumes an aggregate amount of Allowed Senior Subordinated Note Holder Claims of $358,475,000, and that the aggregate amount of Allowed General Unsecured and Disputed General Unsecured Claims as of the Effective Date of the Plan is $28,342,000.

+Such entity may be deemed to beneficially own shares of New Common Stock to be held on behalf of funds managed by such entity or by other affiliates of such entity. None of such funds or other affiliates is expected to beneficially own more than 10% of the outstanding shares of New Common Stock except for funds or other affiliates indicated by indentation in the table above. The address of each such fund or other affiliate is the same as the address of such entity.

++Includes shares held on behalf of funds managed by such entity or by other affiliates of such entity.

6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

         A. No person within the three-year period prior to the date hereof has acted as an "underwriter" (as such term is defined under the Trust Indenture Act of 1939, as amended) of any of the Company's currently issued and outstanding securities.

         B.       No person will act as underwriter of the Notes.

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.


                              AS OF JUNE 15, 2001



            Title of Class                         Amount Authorized                     Amount Outstanding
           ----------------                    ------------------------               -------------------------
             Common Stock
             No Par Value                             150,000,000                            59,143,721

            Preferred Stock
       Par Value $.01 per share                        25,000,000                                     0

                              AS OF EFFECTIVE DATE:


            Title of Class                         Amount Authorized                     Amount Outstanding
           ----------------                    ------------------------               -------------------------

             Common Stock
       Par Value $.01 per share                       150,000,000                             6,106,665

            Preferred Stock
       Par Value $.01 per share                        25,000,000                                     0

          11 1/2% Senior Notes                       $130,000,000                          $130,000,000*
               due 2005

----------

* Includes New Notes held in Reserve for Disputed General Unsecured Claims.


         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Each share of Common Stock is, and after the Effective Date each share of New Common Stock will be, entitled to one vote. The Board of Directors may designate and issue one or more classes of preferred stock. The preferred stock is, and after the Effective Date will be, entitled to the number of votes determined by resolution of the Board of Directors upon issuance.

         Holders of the New Notes will not have any voting rights by reason of ownership of those securities.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Act.(4)

         EVENTS OF DEFAULT AND NOTICE OF DEFAULT.

         The following are Events of Default under the Indenture:

                  (1) default in the payment of any interest upon any New Note when it becomes due and payable, and continuance of such default for a period of 30 days; or

                  (2) default in the payment when due of principal (or premium, if any,) on the New Notes at Maturity; or

--------

(4) All capitalized terms used in this Item 8 shall have the same meanings, unless otherwise defined, as that provided in the New Note Indenture.

                  (3) default, on the applicable purchase date, in the purchase of New Notes required to be purchased by the Company pursuant to an Asset Sale Offer or Change of Control Offer; or

                  (4) default in the performance, or breach, of any covenant or agreement of the Company under the Indenture, and continuance of such default or breach for a period of 45 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding New Notes a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

                  (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or shall hereafter be created, which default results in the acceleration of the maturity of such Indebtedness having an outstanding principal amount of at least $5.0 million, or a failure to pay such Indebtedness having an outstanding principal amount of at least $5.0 million at its stated maturity (as the same may from time to time be extended), provided that such acceleration or failure to pay is not rescinded, waived, extended or cured within 30 days after such acceleration or failure to pay;

                  (6) failure by the Company or any of its Restricted Subsidiaries to pay or otherwise discharge final non-appealable judgments (to the extent not covered by insurance) against the Company or any of its Restricted Subsidiaries aggregating in excess of $5.0 million which are not stayed (including, in the case of any Restricted Subsidiary that is not a Significant Subsidiary, by the commencement of any proceeding of the type referred to in the succeeding paragraph (7) or (8)) within 60 days after their entry;

                  (7) the entry by a court having jurisdiction in the premises of

                           (A) a decree or order for relief in respect of the
                  Company or any Significant Subsidiary of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or

                           (B) a decree or order adjudging the Company or any
                  such Significant Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any such Significant Subsidiary under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any such Significant Subsidiary or of any substantial part of the property of the Company or any such Significant Subsidiary, or ordering the winding up or liquidation of the affairs of the Company or any such Significant Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

                  (8) the commencement by the Company or any Significant Subsidiary of the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any such Significant Subsidiary to the entry of a decree or order for relief in respect of the Company or any Significant Subsidiary of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any Significant Subsidiary of the Company, or the filing by the Company or any such Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by the Company or any such Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or any Significant Subsidiary of the Company or of any substantial part of the property of the Company or any Significant Subsidiary of the Company, or the making by the Company or any Significant Subsidiary of the Company of an assignment for the benefit of creditors, or the admission by the Company or any such Significant Subsidiary in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company or any such Significant Subsidiary authorizing any such action.

                  Notwithstanding the 45-day period and notice requirement contained in clause (4) above, (i) with respect to a default under
         Section 1015 [Change of Control], the 45-day period referred to in clause (4) shall be deemed to have begun as of the date notice of a Change of Control Offer is required to be sent to the Holders in the event that the Company has not complied with the provisions of Section 1015(a) [relating to the rights of Holders of the New Notes to require repurchase of New Notes upon a Change of Control], and the Trustee or Holders of at least 25% in principal amount of the outstanding New Notes thereafter give the notice of default referred to in clause (4) above in respect of such compliance to the Company and, if applicable, the Trustee; provided, however, that if the breach or default is a result of a default in the payment when due of the Change of Control Payment on the applicable purchase date, such default shall be deemed, for purposes of the Event of Default Section, to arise on the applicable purchase date; and (ii) with respect to a default under
         Section 1012 [Limitations on Dispositions of Assets] requiring the giving of such notice, the 45-day period referred to in clause (4) shall be deemed to have begun as of the date the notice of an Asset Sale Offer is required to be sent in the event that the Company has not complied with the provisions of such Section 1012, and the Trustee or Holders of at least 25% in principal amount of the outstanding New Notes thereafter give the notice of default referred to in clause (4) above in respect of such compliance to the Company and, if applicable, the Trustee; provided, however, that if the breach or default is a result of a default in the payment when due of the consideration for the Asset Sale Offer on the applicable purchase date, such default shall be deemed, for purposes of the Event of Default Section, to arise on the applicable purchase date (Section 501).

                  The Indenture provides that If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall give the Holders notice of any default hereunder as and to the extent provided by the Trust Indenture Act; provided, however, that, except in the case of a Default or Event of Default arising by virtue of any nonpayment of any New Note, the Trustee may withhold such notice, and shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors and/or responsible officers of the Trustee in good faith determines that the withholding of such notice as in the interest of the Holders. (Section 602)

         AUTHENTICATION AND DELIVERY OF THE NOTES; APPLICATION OF PROCEEDS.

                  The Trustee shall authenticate and deliver New Notes executed by the Company in the aggregate principal amount of $130,000,000 for original issue on the Initial Distribution Date (as defined in the Plan of Reorganization) upon written Company Order signed by an officer of the Company specifying the date on which the original issue of New Notes is to be authenticated. All of the New Notes issued on the Initial Distribution Date will, as described under the caption "Securities Act Exemption Applicable" in item 2 of this Form T-3, be distributed to or for the benefit of Class 4 claimants in accordance with the terms of the Plan of Reorganization. Certain New Notes will be issued on the Initial Distribution Date [in the name of the Company] and held, in accordance with the Plan of Reorganization, in a Reserve for Disputed General Unsecured Claims. All New Notes so held in the Reserve will be available for distribution in accordance with the Plan of Reorganization to the holders of Disputed General Unsecured Claims after they become Allowed Claims, and any New Notes which remain in the Reserve, after resolution of objections to all Disputed General Unsecured Claims, will be distributed in accordance with the Plan of Reorganization to holders of Allowed Claims in Class 4 (together with any cash held in the Reserve on account of such remaining New Notes).

                  At any time and from time to time thereafter, the Company may deliver New Notes executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such New Notes; and the Trustee in accordance with such Company Order shall authenticate and deliver such New Notes issued upon exchange, registration of transfer, partial conversion or partial redemption or pursuant to Section 306 [Mutilated, Destroyed, Lost and Stolen New Notes], as provided in the Indenture. The aggregate principal amount of New Notes outstanding at any time may not exceed $130,000,000.

                  Each New Note shall be dated the date of its authentication and shall bear interest from the Effective Date or the most recent Interest Payment Date to which interest has been paid or duly provided for. The New Notes shall be issuable only in registered form without coupons and only in denominations of $1,000 and any integral multiple thereof.

                  No New Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such New Note a certificate of authentication substantially in the form provided for in the Indenture executed by the Trustee by manual signature, and such certificate upon any New Note shall be conclusive evidence, and the only evidence, that such New Note has been duly authenticated and delivered under the Indenture.

                  The Trustee may appoint an Authenticating Agent or Agents with the prior approval of the Company which shall be authorized to act on behalf of the Trustee to authenticate New Notes issued upon original issue and upon exchange, registration of transfer, partial conversion or partial redemption or pursuant to Section 306 [Mutilated, Destroyed, Lost and Stolen New Notes], and New Notes so authenticated shall be entitled to the benefits of the Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee thereunder. Wherever reference is made in the Indenture and the New Notes to the authentication and delivery of New Notes by the Trustee or the Trustee's certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent.

                  The issuance of the Notes will not result in proceeds to the applicant, because the New Notes (together with other securities of the Company) will be issued in exchange for the satisfaction and discharge of certain claims arising from the ownership of certain securities of or claims against the Company as provided in the Plan of Reorganization. Accordingly, no provisions are contained in the Indenture with respect to the use by the Company of proceeds of the issuance of the New Notes.

         RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

                  The Company's obligations under the New Notes issued under the Indenture are unsecured and, accordingly, the Indenture does not contain provisions with respect to the release or the release and substitution of any property subject to such a lien.

         SATISFACTION AND DISCHARGE OF THE INDENTURE.

                  If (i) the Company delivers to the Trustee all outstanding New Notes (other than New Notes that have been replaced or paid pursuant to the terms of the Indenture or for whose payment money has been deposited in trust or segregated and thereafter paid to the Company or discharged from such trust) for cancellation or (ii) all outstanding New Notes have become due and payable, will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year and the Company irrevocably deposits with the Trustee funds sufficient to pay at Stated Maturity or, in the case of a redemption, upon redemption all outstanding New Notes (other than New Notes not theretofore delivered to the Trustee for cancellation), together with accrued but unpaid interest thereon to Stated Maturity or Redemption Date, and, in either case, the Company pays all other sums payable thereunder by the Company and delivers to the Trustee an Officers' Certificate and Opinion of Counsel stating that the preceding conditions precedent have been satisfied, then the obligations of the Company under the Indenture will terminate (except for certain obligations of the Company to compensate, reimburse and indemnify the Trustee and to compensate the Authenticating Agent and certain obligations with respect to funds remaining in trust with the Trustee).

                  The Company may at its option, at any time, elect to have its obligations discharged with respect to the Outstanding New Notes on the date the conditions set forth in items (1) through (8) below are satisfied (hereinafter, "legal defeasance"). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the Outstanding New Notes and to have satisfied all its other obligations under such New Notes and the Indenture insofar as such New Notes are concerned, except for the following which shall survive until otherwise terminated or discharged: (A) the rights of Holders of New Notes to receive, solely from the trust fund described below, payments in respect of the principal of (and premium, if any) and interest on such New Notes when such payments are due, (B) the Company's obligations with respect to such New Notes under Sections 304 [Temporary Securities], 305 [Registration and Registration of Transfer and Exchange], 306 [Mutilated, Destroyed, Lost and Stolen Securities], 1002 [Maintenance of Office or Agency] and 1003 [Money for New Note Payments to be Held in Trust], (C) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and (D) the provisions of the Indenture relating to defeasance and discharge. Upon legal defeasance as provided in the Indenture, the Trustee shall promptly execute and deliver to the Company any documents reasonably requested by the Company to evidence or effect the foregoing. Subject to compliance with these requirements, the Company may exercise its option for legal defeasance notwithstanding the prior exercise of its option under the following paragraph.

                  The Company may at its option, at any time, elect to have its obligations released with respect to certain covenants described in Sections 1005 through 1017 of the Indenture and thereafter any omission to comply with such obligations shall not be deemed to be an Event of Default nor shall an Event of Default be deemed to have occurred under Sections 501(5) [cross-default to other Indebtedness] and 501(6) [failure to pay judgments] of the Indenture, and the New Notes shall thereafter be deemed not Outstanding for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed Outstanding for all other purposes thereunder (hereinafter, "covenant defeasance"). For this purpose, such covenant defeasance means that the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such Section, Clause or Article, whether directly or indirectly by reason of any reference elsewhere herein to any such Section, Clause or Article or by reason of any reference in any such Section, Clause or Article to any other provision herein or in any other document (and Section 501(4) shall not apply to any such Section, Clause or Article) but the remainder of the Indenture and such New Notes shall be unaffected thereby.

                  In order for the Company to exercise either legal defeasance or covenant defeasance, the following conditions must apply:

                  (1) The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of the Indenture who shall agree to comply with the provisions of the Indenture relating to defeasance and applicable to
         it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such New Notes, (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Paying Agent or Trustee (or other qualifying trustee) to pay and discharge, the principal of, premium, if any, and each installment of interest on the Outstanding New Notes on the Stated Maturity of such principal or installment of interest in accordance with the terms of the Indenture and of such Outstanding New Notes. For this purpose, "U.S. Government Obligations" means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act of 1933, as amended) as custodian with respect to any such U.S. Government Obligation or a specific payment of principal of or interest on any such U.S. Government Obligation held by such custodian for the account of the holder of such depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal of or interest on the U.S. Government Obligation evidenced by such depository receipt.

                  (2) In the case of an election for legal defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (x) the Company has. received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of the Indenture there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Outstanding New Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

                  (3) In the case of an election for covenant defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Outstanding New Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred.

                  (4) Such legal defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest as defined in Section 608 of the Indenture and for purposes of the Trust Indenture Act with respect to any New Notes of the Company.

                  (5) No Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or, insofar as Sections 501(7) and (8) [Events of Default related to bankruptcy and insolvency] of the Indenture are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period, but in the case of covenant defeasance, the covenants being defeased will cease to be in effect unless an Event of Default under such Section 501(7) or Section 501(8) occurs during such period).

                  (6) Such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company is a party or by which it is bound (other than a breach, violation or default resulting from the borrowing of funds to be applied to such deposit).

                  (7) The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, which, taken together, state that all conditions precedent provided for relating to either the legal defeasance or the covenant defeasance (as the case may be) have been complied with.

                  (8) Such legal defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company as defined in the Investment Company Act of 1940, as amended, or such trust shall be qualified under such act or exempt from regulation thereunder.

         EVIDENCE TO BE FURNISHED TO THE TRUSTEE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

                  The Company must deliver to the Trustee, within 120 days after the end of each fiscal year and within 60 days after the end of each fiscal quarter (other than the fourth fiscal quarter) of the Company, an Officers' Certificate stating whether or not to the best knowledge of the signors thereof the Company has failed to comply with any of the conditions or covenants in Section 801 or Sections 1004 through 1017 of the Indenture or any Event of Default or Default has occurred and is continuing. Any such failure, Event of Default or Default known by the signors of the Officers' Certificate must be specified therein with reasonable particularity.

                  The Company must, so long as any of the New Notes are outstanding, notify the Trustee within 10 days after any of the Company's officers permitted to sign a Company Request or a Company Order become aware of the occurrence of a Default or an Event of Default, which notice must specify such Default or Event of Default and the action the Company proposes to take with respect thereto.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         The Company is the only obligor under the Indenture governing the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION. This Application for qualification comprises:

         (i)      Pages number 1 to 22, consecutively.(5)

         (ii) The statement of eligibility and qualification of the trustee under the indenture to be qualified.


         (iii) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee (all of which have been previously filed).


         Exhibit T3A1      Existing Amended and Restated Articles of
                           Incorporation of the Company. Incorporated by reference from the Company's Quarterly Report on Form
                           10Q for the quarter ended June 30, 1999.

         Exhibit TA32      Certificate of Incorporation of the reorganized
                           Company to be in effect simultaneously with the Effective Date (included in Exhibit T3E2).

         Exhibit T3B1      Existing Amended and Restated By-laws of the Company.
                           Incorporated by reference from the Company's
                           Quarterly Report on Form 10Q for the quarter ended
                           June 30, 1999.

         Exhibit T3B2      Bylaws to be in effect simultaneously with the
                           Effective Date (included in Exhibit T3E2).

         Exhibit T3C       Form of Indenture to be entered into between the
                           Company, as Issuer, and The Bank of New York, as
                           Trustee, with respect to the 11 1/2% New Notes due
                           August 15, 2005 (included in Exhibit T3E2).

         Exhibit T3D       Not Applicable.

         Exhibit T3E1      Disclosure Statement regarding the Plan of
                           Reorganization and exhibits thereto.

         Exhibit T3E2      Plan Supplement and exhibits thereto.

         Exhibit T3F       Cross reference sheet showing the location in the
                           indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit
                           T3C).


               REMAINING PORTION OF PAGE INTENTIONALLY LEFT BLANK


----------

(5) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.

                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, PARACELSUS HEALTHCARE CORPORATION, a corporation qualified and existing under the laws of California (the "applicant"), has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of Houston, and State of Texas, on the 5th day of July, 2001.



                                PARACELSUS HEALTHCARE CORPORATION



                                By: /s/ LAWRENCE A. HUMPHREY
                                   ---------------------------------------------
                                   Lawrence A. Humphrey
                                   Chief Financial Officer
                                   And Executive Vice
                                   President - Finance



Officer


Attest:  /s/ DEBORAH H. FRANKOVICH
         --------------------------------------
Name:    Deborah H. Frankovich
Title:   Senior Vice President


                                 END OF DOCUMENT

                                 EXHIBIT INDEX



          EXHIBIT
           NUMBER          DESCRIPTION
        -------------      -----------
         Exhibit T3A1*     Existing Amended and Restated Articles of
                           Incorporation of the Company. Incorporated by
                           reference from the Company's Quarterly Report on Form
                           10-Q for the quarter ended June 30, 1999.

         Exhibit TA32*     Certificate of Incorporation of the reorganized
                           Company to be in effect simultaneously with the
                           Effective Date (included in Exhibit T3E2).

         Exhibit T3B1*     Existing Amended and Restated By-laws of the Company.
                           Incorporated by reference from the Company's
                           Quarterly Report on Form 10-Q for the quarter ended
                           June 30, 1999.

         Exhibit T3B2*     Bylaws to be in effect simultaneously with the
                           Effective Date (included in Exhibit T3E2).

         Exhibit T3C*      Form of Indenture to be entered into between the
                           Company, as Issuer, and The Bank of New York, as
                           Trustee, with respect to the 11 1/2% New Notes due
                           August 15, 2005 (included in Exhibit T3E2).

         Exhibit T3D*      Not Applicable.

         Exhibit T3E1*     Disclosure Statement regarding the Plan of
                           Reorganization and exhibits thereto.

         Exhibit T3E2*     Plan Supplement and exhibits thereto.

         Exhibit T3F*      Cross reference sheet showing the location in the
                           indenture of the provisions inserted therein pursuant
                           to Section 310 through 318(a), inclusive, of the
                           Trust Indenture Act of 1939 (included in Exhibit
                           T3C).

* Previously filed